UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ~~☐~~            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

The Company had informed about the receipt of the public announcement regarding voluntary open offer made by Vedanta Resources Limited along with persons acting in concert (“Public Announcement”), this is to inform you that a corrigendum dated January 14, 2021 has been issued to the Public Announcement (“Corrigendum”).

A copy of the Corrigendum is enclosed herewith for your reference and records. Exhibit 99.1

We request you to kindly take the above information on record.

Exhibit 99.1	Public Announcement

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2021

VEDANTA LIMITED

By:	/s/ Prerna Halwasiva
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer